SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION to Present at the Fifth Annual Wedbush Morgan Management Access Conference on May 17th dated May 10, 2007.

     2. Press release re RADVISION Provides Update on Share Repurchase Program dated May 21, 2007.


     3.   Press  release  re  Gemtek  Selects  RADVISION   Multimedia   Terminal
          Framework for IAD and WiFi Phone Development dated May 29, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Present at the Fifth Annual Wedbush Morgan
Management Access Conference on May 17th

Thursday May 10, 7:00 am ET

Presentation to Be Webcast and Archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Boaz Raviv, CEO, and Tsipi Kagan, CFO, will speak at the Fifth Annual Wedbush Morgan Management Access Conference in New York on Thursday, May 17th, from 11:15 to 11:55 a.m. (Eastern).

Wedbush Morgan Securities will host a live webcast of the Company's presentation, which can be accessed on the RADVISION web site at www.radvision.com on the Investor Events page or by clicking on the following link: www.radvision.com/InvestorEvents/wedbush.

A replay of the event will be available on the RADVISION web site approximately three hours after the live event and accessible for ninety days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION Provides Update on Share Repurchase Program

Monday May 21, 9:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, reported today that it has repurchased 393,578 shares of its common stock in the open market since May 8. The total amount invested by the Company for those shares was approximately $8.0 million.

The repurchase was made under a plan approved by the RADVISION Board of Directors and the District Court in Tel Aviv Jaffa that became effective August 3, 2006 authorizing the Company to repurchase up to $30 million but not more than 2 million shares of its common stock. To date, the Company has purchased 849,551 shares of its common stock for $15.0 million under the plan.

Boaz Raviv, Chief Executive Officer, commented: "RADVISION continues to deliver record-breaking results, significant market share gains and industry-leading technology innovation. With the unified communications market now a commercial reality, we believe the opportunity for our Company is more promising and exciting than it has ever been."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan
Chief Financial Officer
201-689-6340
cfo@radvision.com
or
RADVISION
Arnold Taragin
General Counsel
201-689-6345
arnie@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri
203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

Gemtek Selects RADVISION Multimedia Terminal Framework for IAD and WiFi Phone Development

Tuesday May 29, 9:15 am ET

RADVISION Multimedia Terminal Framework shortens development time for CPEs that support multimedia

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that Taiwan-based Gemtek, one of the world's leading providers of wireless broadband solutions, is using the RADVISION Multimedia Terminal Framework to develop a new Integrated Access Device (IAD) and a WiFi phone.

The RADVISION Multimedia Terminal Framework delivers the support required for call control services and multiple terminations. With advanced call control services, support for a wide range of SIP specifications, multiple terminations support, and "out-of-the-box" ease of use, the Multimedia Terminal Framework is an ideal solution for IAD developers.

Gemtek's IADs and WiFi phones deliver high voice quality with rich features. "RADVISION is the leading provider of the relevant technologies in this space, with unmatched capabilities," said Ebony Huang, Vice President at Gemtek. "The Multimedia Terminal Framework enables us to extend SIP-based VoIP technologies and together with our advanced call control features, meet the needs of operators across the globe."

RADVISION's Multimedia Terminal Framework allows application developers to focus on application development, hardware integration and user interaction rather than complex VoIP standards when developing CPE (Customer Premise Equipment) devices, such as IADs and WiFi Phones. This enables faster time-to-market. The framework is a complete solution; encompassing signaling, call control and media management.

"IADs are becoming more popular and important as businesses move to IP networks for telecommunications," said Tsahi Levent-Levi, Product Manager at RADVISION. "Our Multimedia Terminal Framework is playing an important role in affecting this process."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Gemtek

Gemtek (TSE: 4906 - News) is the world-leading provider of Wireless Broadband solutions, offering a wide range of solutions from residential to business. On the strength of technological excellence, Gemtek has earned the reputation for delivering high-performing and solidly reliable wireless solutions. It's Gemtek's vision to create a communication world without physical boundaries. Individuals can access the information anywhere. Gemtek is in the business of helping the world to realize the enormous potential of a wireless broadband world. For more information about Gemtek, visit www.gemtek.com.tw.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  May 31, 2007